Exhibit 99.16

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

       March 4, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS LIMITED GRANTS STOCK OPTIONS
AND HIRES INVESTOR RELATIONS CONSULTANT

Vancouver, BC – March 4, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce that a total of 6,975,000 incentive stock options have been granted under the Company's stock option plan to employees, consultants, officers and directors of the Company at a price of Cdn$0.38 per share. The options are exercisable on or before March 4, 2016 and will vest immediately, other than those granted to consultants performing investor relations activities, which, in accordance with TSX Venture Exchange requirements, will vest over a twelve month period, with one-quarter of such options vesting in each three month period.  The options are subject to the approval of the TSX Venture Exchange.

The Company is also pleased to announce that it has retained the services of Cindy Chu to provide investor relations services, including but not limited to development of marketing materials, maintenance of investor data bases, coordination of investor events, attending trade shows, and contacting potential investors. Ms. Chu has no direct or indirect interest in the Company but may acquire such interest in the future. Cindy brings over 15 years experience in the mining and telecommunications industry with an extensive background in communications, sales and finance.  She graduated from the University of British Columbia with a Bachelor of Commerce specializing in Marketing.  In her most recent roles, Cindy coordinated private investment events, liaised with prospective investors at trade shows and conferences.

Ms. Chu will provide the services through Quorum Management Services Inc. for which she will act as a consultant to provide investor relations services to the Company as well as other issuers. This arrangement is subject to the approval of the TSX Venture Exchange.  The cost to Quorum for these services for a twelve month period will be $72,000 plus approved expenditures, which is payable on a monthly basis. Ms Chu’s time will be apportioned between Cream and other companies in the office on an hourly billing basis. It is expected that the costs to Cream will not exceed $36,000.00 for a twelve month period.

Ms. Chu has been granted a total of 200,000 stock options in relation to her engagement.  As outlined above, these options are exercisable at a price of Cdn$0.38 per share on or before March 4, 2016 and, in accordance with TSX Venture Exchange requirements, will vest over a twelve month period, with one-quarter of such options vesting in each three month period.

Cream Minerals is a silver-gold exploration company with properties in Mexico and Canada. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.